UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 333-274650

MicroCloud Hologram Inc.

(Registrant’s Name)

Room 302, Building A, Zhong Ke Na Neng Building,

Yue Xing Sixth Road, Nanshan District, Shenzhen,

People’s Republic of China 518000

(Address of principal executive offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

MicroCloud Hologram Inc.

Announces Receipt of Minimum Bid Price Notice from Nasdaq

MicroCloud Hologram Inc. (NASDAQ: HOLO) (“MicroCloud” or the “Company”) announced that it has received written notification from the staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) dated November 21, 2023, indicating that for the last 31 consecutive business days, the closing bid price for the Company’s security was below the minimum bid price of US$1.00 per share requirement set forth in Nasdaq Listing Rule 5550(a)(2). The Nasdaq notification letter has no current effect on the listing or trading of the Company’s securities on the Nasdaq Capital Market.

Pursuant to the Nasdaq Listing Rules 5810(c)(3)(A), the Company is provided with a compliance period of 180 calendar days, or until May 20, 2024, to regain compliance under the Listing Rules. If at any time during the 180-day compliance period, the closing bid price of the Company’s security is at least US$1 for a minimum of ten consecutive business days, the Nasdaq will provide the Company written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by May 20, 2024, subject to the determination by the staff of Nasdaq, the Company may be eligible for an additional 180-day compliance period.

The Nasdaq notification letter will have no effect on the Company’s business operations, and the Company will take all reasonable measures to regain compliance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MicroCloud Hologram Inc.

By:	/s/ Guohui Kang
Name:	Guohui Kang
Title:	Chief Executive Officer

Date: November 28, 2023

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

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